Exhibit 99.1

Cheche Group Reports First Half 2026 Unaudited Financial Results

BEIJING– September 4, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche”, “the Company” or “we”), China’s leading auto insurance technology platform, today announced its unaudited financial results for the six months ended June 30, 2026.

Key Business Highlights

●	Partnerships with New Energy Vehicle (NEV) companies numbered 18 in the first half 2026 and led to 1,049,000 policies with corresponding written premium of RMB3.2 billion (US$472.0 million), representing an increase of 29.5% and 23.7%, respectively, compared to the prior-year period.

●	Net revenues decreased 34.4% to RMB885.0 million (US$130.4 million) as we have been proactively restructuring business portfolio to focus on high-margin segments.

●	Gross margin increased to 6.5% from 4.9% in the prior-year period, driven by an improved business mix, with NEV premiums increasing to 31.0% of total written premiums from 22.5% in the prior-year period.

Management Comments

“In the first half of 2026, Cheche made meaningful progress in reshaping our business for the next phase of growth,” said Lei Zhang, Founder, CEO and Chairman of Cheche. “We made deliberate choices to shift away from lower-margin, less strategic revenue streams and concentrate our resources on the business and capabilities where we believe we can create greater long-term value through technology, data and differentiated solutions. As a result, while net revenues declined 34.4% to RMB885.0 million, gross margin expanded by 160 basis points, reflecting a fundamentally stronger revenue mix.

“This transformation is now visibly expressed in our recent launch of the ABAO Agent Family – a suite of five specialized AI agents, built on Cheche’s proprietary vertical insurance large language model that spans the full NEV insurance lifecycle from dynamic pricing to claims processing. Together with our Cheche Score and proprietary NEV intelligent pricing model, ABAO marks our strategic evolution from a digital insurance transaction platform into an AI-driven insurance infrastructure provider. These capabilities are deepening our relationships with insurance carrier partners, improving the economics of our core operations and expanding the ways in which our technology can be applied.

“Transformation requires discipline, and we remain focused on streamlining operations, strengthening our foundation and directing resources toward our highest-value opportunities. We are also exploring ways to broaden our platform and enhance the scale and resilience of our operations as we enter the next phase of our evolution. Our objective is to build a more diversified enterprise with the flexibility to pursue compelling opportunities while maintaining disciplined execution and a clear focus on shareholder value.”

Unaudited First Half Year 2026 Financial Results

Net Revenues were RMB885.0 million (US$130.4 million), representing a 34.4% year-over-year decrease from the prior-year period as a result of the restructuring of our business portfolio.

Cost of Revenues decreased 35.5% year-over-year to RMB827.6 million (US$122.0 million) from the prior-year period due to a decline in net revenues and higher gross margin driven by the restructuring of our business portfolio.

Gross profit decreased 12.6% to RMB57.5 million (US$8.5 million) compared to the prior-year period due to the decrease of net revenues, partially offset by the improved business structure which led to a higher gross margin.

Selling and Marketing Expenses decreased 4.3% to RMB35.6 million (US$5.3 million) from RMB37.3 million in the prior-year period, mainly due to the decrease in staff cost and share-based compensation expenses. Excluding share-based compensation expenses, selling and marketing expenses were RMB34.5 million (US$5.1 million), a decrease of 2.5% compared to the prior-year period.

General and Administrative Expenses increased 55.4% to RMB57.9 million (US$8.5 million) from RMB37.3 million for the prior-year period due to the recognition of RMB35.1 million (US$5.2 million) specific allowance of credit losses for long-aged and high-risk receivables, partially offset by the decrease in share-based compensation expenses and professional service fees. Excluding share-based compensation expenses, general and administrative expenses increased 112.7% year over year, from RMB26.6 million to RMB56.5 million (US$8.3 million).

Research and Development Expenses decreased 21.0% to RMB14.5 million (US$2.1 million) from RMB18.3 million in the prior-year period, mainly due to the decrease in staff costs and professional service fees. Excluding share-based compensation expenses, research and development expenses decreased 21.0% to RMB14.1 million (US$2.1 million) from RMB17.8 million in the prior-year period.

Total Operating Expenses increased 16.4% to RMB108.0 million (US$15.9 million) from RMB92.8 million in the prior-year period, mainly due to the recognition of specific allowance of credit losses for long-aged and high-risk receivables, partially offset by the decrease in staff cost, share-based compensation expenses and professional service fees. Excluding share-based compensation expenses, total operating expenses increased 31.8% to RMB105.1 million (US$15.5 million) from RMB79.8 million in the prior-year period.

Net Loss increased 72.3% to RMB44.1 million (US$6.5 million) from RMB25.6 million in the prior-year period. Excluding non-GAAP expenses, the Adjusted Net Loss increased 257.7% to RMB37.7 million (US$5.6 million) from RMB10.5 million in the prior-year period.

Net Loss Per Share, basic and diluted, was RMB18.57 (US$2.74), increasing RMB7.68 from a loss of RMB10.89 for the prior-year period.

Adjusted Net Loss Per Share, basic and diluted, was RMB15.89 (US$2.34), increasing RMB11.4 from a loss of RMB4.49 for the prior-year period.

First Half Year 2026 Business Developments

●	On January 29, 2026, Cheche announced that Volkswagen (Anhui) Digital Sales and Services Co., Ltd (“DSSO”), Beijing Cardif Airstar Property & Casualty Insurance Co., Ltd. (“Cardif Airstar Insurance”), and Cheche Group Inc. held a strategic cooperation signing ceremony on January 29, 2026. They will collaborate to develop digital insurance services for Volkswagen owners and expand into areas such as intelligent pricing, intelligent-driving insurance, and non-auto insurance. The partnership aims to establish a digital financial and insurance service system covering the full lifecycle of electric vehicle ownership.

●	On May 28, 2026, Cheche announced the official launch of its proprietary, AI large model-driven intelligent connected vehicle pricing product. Targeting China’s expanding market of approximately 20 million intelligent connected NEVs, the platform utilizes advanced machine learning and multi-dimensional data analytics. By analyzing real-time driving behavior, usage patterns, and localized risk scenarios, the technology delivers precise, personalized insurance pricing tailored to individual drivers.

●	On June 22, 2026, Cheche announced the official launch of “ABAO Agent,” an AI-powered intelligent underwriting agent. ABAO Agent is now commercially deployed in auto insurance renewal scenarios at scale. Its 24/7 autonomous capabilities allow the agent to independently execute the complete renewal workflow—customer outreach, needs identification, policy follow-up, and conversion—functions that previously required dedicated human teams. The result is a reduction in labor and operational costs for carrier partners, with no compromise to service continuity.

●	On June 24, 2026, Cheche announced the launch of “Cheche Score,” a proprietary AI-powered dynamic pricing solution for NEV insurance. Cheche Score is fully commercialized and functioning across multiple cities in China. Cheche has entered into dedicated AI-powered renewal cooperation agreements with several of China’s largest insurance carriers, jointly building a digital operating ecosystem that connects intelligent pricing, precision renewal, and closed-loop customer service.

●	On September 1, 2026, Cheche announced the launch of the ABAO Agent Family, a suite of five specialized AI agents built on Cheche’s proprietary vertical insurance large language model. Spanning the full NEV insurance lifecycle, from dynamic pricing optimization to claims processing and specialized diagnostics, the ABAO Agent Family marked Cheche’s strategic evolution from a digital insurance transaction platform into an AI-driven insurance infrastructure provider.

Balance Sheet

As of June 30, 2026, the Company had RMB173.7 million (US$25.6 million) in total cash and cash equivalents, restricted cash and short-term investments.

Business Outlook

For the full year 2026:

● Cheche is revising its Net Revenue guidance to an approximate range of RMB1.5 billion to RMB1.8 billion, from the previously announced approximate range of RMB3.0 billion to RMB3.2 billion, to reflect the impact of its ongoing business restructuring.

● Cheche is revising its NEV Written Premiums Placed guidance to an approximate range of RMB8.0 billion to RMB10.0 billion from the previously announced approximate range of RMB10.5 billion to RMB 12.0 billion, to reflect the change of NEV sales in the domestic market.

● Cheche ceased using Total Written Premiums Placed as a key business performance indicator as a result of its strategic pivot.

● Cheche is estimating an Adjusted Net Loss range of RMB42.7 million to RMB47.4 million for the full year 2026, due primarily to the ongoing restructuring.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 101 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Non-GAAP Financial Measures

Cheche has provided non-GAAP financial measures in this press release that have not been prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

Cheche uses adjusted selling and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted total operating expenses, adjusted net loss, and adjusted net loss per share, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

Cheche defines adjusted total operating expenses as total operating expenses adjusted for the impact of share-based compensation. Cheche defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), and change in fair value of warrants. Adjusted net loss per share, basic and diluted, is calculated as adjusted net loss divided by weighted-average ordinary shares outstanding.

Cheche believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, and change in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd),and change in fair value of warrants. Cheche believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Cheche’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Cheche encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Cheche mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Unaudited Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data)

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	144,511	131,730	19,415
Restricted cash	5,000	41,779	6,157
Short-term investments	226	226	33
Amounts due from related parties	-	14,303	2,108
Accounts receivable, net	1,145,752	665,931	98,146
Prepayments and other current assets	60,059	64,256	9,470
Total current assets	1,355,548	918,225	135,329

Non-current assets:
Restricted cash	21,086	-	-
Property, equipment and leasehold improvement, net	831	893	132
Intangible assets, net	3,850	2,800	413
Right-of-use assets	6,453	5,016	739
Goodwill	84,609	84,609	12,470
Other non-current assets	2,477	1,981	292
Total non-current assets	119,306	95,299	14,046
Total assets	1,474,854	1,013,524	149,375

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	842,728	430,847	63,499
Short-term borrowings	80,500	98,190	14,471
Contract liabilities	1,044	1,238	182
Salary and welfare benefits payable	83,686	79,321	11,690
Tax payable	22,657	18,320	2,700
Amounts due to a related party	50,626	52,949	7,804
Accrued expenses and other current liabilities	19,206	20,167	2,974
Short-term lease liabilities	4,727	3,510	517
Total current liabilities	1,105,174	704,542	103,837

Non-current liabilities:
Deferred tax liabilities	963	700	103
Long-term borrowings	9,800	-	-
Long-term lease liabilities	801	604	89
Deferred revenue	1,432	1,432	211
Warrant	1,512	1,544	228
Total non-current liabilities	14,508	4,280	631

Total liabilities	1,119,682	708,822	104,468

Ordinary shares	6	6	1
Treasury stock	(1,025)	(1,025)	(151)
Additional paid-in capital	2,550,197	2,553,093	376,279
Accumulated deficit	(2,192,846)	(2,236,903)	(329,679)
Accumulated other comprehensive loss	(1,160)	(10,469)	(1,543)
Total the Company’s shareholders’ equity	355,172	304,702	44,907

Total liabilities and shareholders’ equity	1,474,854	1,013,524	149,375

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss (All amounts in thousands, except for share and per share data)

	For the Six Months Ended
	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD

Net revenues	1,348,652	885,048	130,440
Cost of revenues	(1,282,869)	(827,573)	(121,969)
Gross profit	65,783	57,475	8,471

Operating expenses:
Selling and marketing expenses	(37,250)	(35,637)	(5,252)
General and administrative expenses	(37,255)	(57,902)	(8,534)
Research and development expenses	(18,293)	(14,457)	(2,131)
Total operating expenses	(92,798)	(107,996)	(15,917)
Operating loss	(27,015)	(50,521)	(7,446)

Other expenses:
Interest income	1,669	1,112	164
Interest expense	(1,213)	(1,396)	(206)
Foreign exchange gains	893	6,630	977
Government grants	1,295	2,839	418
Changes in fair value of warrant	1,114	(80)	(12)
Changes in fair value of amounts due to related party	(2,052)	(2,330)	(343)
Others, net	(454)	(552)	(81)
Loss before income tax	(25,763)	(44,298)	(6,529)
Income tax benefit	195	241	36

Net loss	(25,568)	(44,057)	(6,493)

Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(1,302)	(9,316)	(1,373)
Fair value changes of amounts due to related party due to own credit risk	(453)	7	1
Total other comprehensive loss	(1,755)	(9,309)	(1,372)

Total comprehensive loss	(27,323)	(53,366)	(7,865)

Net loss per ordinary shares outstanding(1)
Basic	(10.89)	(18.57)	(2.74)
Diluted	(10.89)	(18.57)	(2.74)
Weighted average number of ordinary shares outstanding(1)
Basic	2,348,249	2,372,032	2,372,032
Diluted	2,348,249	2,372,032	2,372,032

(1) The shares and per share information are presented on a retroactive basis to reflect the 35-for-1 share consolidation of its Class A ordinary shares and Class B ordinary shares effective on July 20, 2026.

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)

(All amounts in thousands)

	For the Six Months Ended
	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Selling and marketing expenses	(37,250)	(35,637)	(5,252)
Add: Share-based compensation expenses	1,851	1,135	167
Adjusted Selling and marketing expenses	(35,399)	(34,502)	(5,085)

General and administrative expenses	(37,255)	(57,902)	(8,534)
Add: Share-based compensation expenses	10,674	1,354	200
Adjusted General and administrative expenses	(26,581)	(56,548)	(8,334)

Research and development expenses	(18,293)	(14,457)	(2,131)
Add: Share-based compensation expenses	512	407	60
Adjusted Research and development expenses	(17,781)	(14,050)	(2,071)

Total operating expenses	(92,798)	(107,996)	(15,917)
Adjusted total operating expenses	(79,761)	(105,100)	(15,490)

Reconciliation of GAAP Net Loss and Net Loss Per Ordinary Share to Non-GAAP Net Loss and Net Loss Per Ordinary Share (Unaudited)

(All amounts in thousands, except for share data and per share data)

	For the Six Months Ended
	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Net loss	(25,568)	(44,057)	(6,493)
Add: Share-based compensation expenses	13,040	2,896	427
Amortization of intangible assets related to acquisition	1,050	1,050	155
Changes in fair value of warrant	(1,114)	80	12
Changes in fair value of amounts due to related party	2,052	2,330	343
Adjusted net loss	(10,540)	(37,701)	(5,556)

Weighted average number of ordinary shares used in computing non-GAAP adjusted net loss per ordinary share(1)
Basic	2,348,249	2,372,032	2,372,032
Diluted	2,348,249	2,372,032	2,372,032

Net loss per ordinary share(1)
Basic	(10.89)	(18.57)	(2.74)
Diluted	(10.89)	(18.57)	(2.74)

Non-GAAP adjustments to net loss per ordinary share(1)
Basic	6.40	2.68	0.40
Diluted	6.40	2.68	0.40

Adjusted net loss per ordinary share(1)
Basic	(4.49)	(15.89)	(2.34)
Diluted	(4.49)	(15.89)	(2.34)

(1) The shares and per share information are presented on a retroactive basis to reflect the 35-for-1 share consolidation of its Class A ordinary shares and Class B ordinary shares effective on July 20, 2026.